July 3, 2019

David M. Plattner

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

Re:	Capstone Therapeutics Corp.
Schedule 13E-3 filed by Capstone Therapeutics Corp.
Filed May 31, 2019 File No. 005-42745

Preliminary Proxy Statement on Schedule 14A Filed May 31, 2019 File No. 000-21214

Dear Mr. Plattner:

Capstone Therapeutics Corp. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 27, 2019, with respect to the Company’s Schedule 13E-3 filed with the Commission on May 31, 2019 (File No. 005-42745) and the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 31, 2019 (File No. 000-21214). Each of the Staff’s comments is set forth below, followed by the Company’s corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Staff’s comment letter. The references in our responses are to, as applicable, the amended Preliminary Proxy Statement (the “Amended Proxy Statement”) and the amended Schedule 13E-3, which are being filed today by electronic submission.

Capitalized terms used and not defined herein have the meanings given in the Amended Proxy Statement.

Schedule 13E-3

1.	Please advise us as to what consideration has been given to whether BP Peptides, LLC, Mr. Toporek, and Mr. Lipman are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include such parties as filing persons.

Response:

The Company respectfully advises the Staff that the Company considered a number of factors in determining whether BP Peptides, LLC, Mr. Toporek, and Mr. Lipman are affiliates engaged in the going private transaction. In particular, the Company notes to the Staff that there will be no special treatment for BP Peptides, LLC, Mr. Toporek and Mr. Lipman in the transaction. In addition, the Company is paying for the expenses in connection with the reverse stock split, including the Cash-Out Payment. Lastly, the impact of the reverse stock split on the percentage ownership of Continuing Stockholders, including BP Peptides, LLC, Mr. Toporek and Mr. Lipman, will be negligible. Accordingly, BP Peptides, LLC, Mr. Toporek, and Mr. Lipman are not deemed to be engaged in the transaction and, thus, are not required to file a Schedule 13E-3 in connection with the transaction.

Preliminary Proxy Statement on Schedule 14A

Summary of Terms of Reverse Stock Split, page 4

2.	We note the disclosure on page 4 and elsewhere that states that you “currently anticipate” that in lieu of issuing fractional shares, you will aggregate all fractional shares and have your exchange agent sell the aggregated amount. Please explain why this is phrased merely as an expectation and what circumstances would lead to a different result.

Response:

The Company respectfully notes to the Staff that certain logistical actions to be taken pertaining to the fractional shares relate to the Company’s agreement with its exchange agent, Computershare, and Computershare’s ability provide the applicable services. The Company’s agreement with Computershare gives Computershare the right to cancel such agreement for any reason with 30-days-notice. However, the Company is currently unaware of any reason for such cancellation by Computershare and does not anticipate Computershare to do. In the unlikely event that Computershare were to cancel the agreement, the Company would seek to engage an alternative exchange agent. To provide clarification, the Company has revised the disclosures on pages 4 and 12 of the Amended Proxy Statement to replace the “currently anticipate” language as set forth below (new language is shown in underline):

“Subject to our agreement with our exchange agent, in lieu of issuing fractional shares, the aggregate of all fractional shares otherwise issuable to the holders of record of Common Stock shall be issued to our exchange agent for the Common Stock, as agent, for the accounts of all holders of record of Common Stock otherwise entitled to have a fraction of a share issued to them.”

3.	We note the disclosure on page 4 and elsewhere that indicates that the sale of the aggregated fractional interests will occur “as soon as practicable” after the Effective Date on the basis of prevailing market prices of the Common Stock at the time of sale. Please be more precise about the timing of such sale.

Response:

The Company respectfully acknowledges the Staff’s comment and has added additional language on pages 4 and 12 of the Amended Proxy Statement to clarify that the Company expects that its exchange agent will conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock.

4.	We note the disclosure on page 4 that refers to the payment of net proceeds to shareholders “after customary brokerage commissions and other expenses.” At the bottom of page 8, however, the disclosure states that the Reverse Stock Split will allow liquidation by small stockholders of their shares “without having to pay brokerage commissions.” Please reconcile these two apparently contradictory statements.

Response:

The Company respectfully acknowledges the Staff’s comment and notes to the Staff that the intent of the language at the bottom of page 8 was to convey that the reverse stock split will allow small stockholders to liquidate shares of common stock at a market price without having to directly pay full brokerage fees. Many of the affected stockholders hold 200 or fewer shares, making brokerage fees to sell those shares greater than the price of the shares. When the fractional interests are aggregated and sold by Computershare, there will be brokerage fees, but those fees should be proportionally much less for the affected stockholders. The Company has revised the disclosure on page 8 of the Amended Proxy Statement to clarify this point.

Alternatives Considered, page 15

5.	We note the disclosure that states, “The Board considered issuer purchases, e.g., by tender offer, but concluded that the Company did not have sufficient resources to effectuate such purchases at the level that would reduce record stockholders to below 300.” Please provide additional detail as to why such alternative transactions would require resources beyond what is required to effectuate the Reverse Stock Split.

Response:

The Company respectfully advises the Staff that a tender offer transaction would potentially involve increased expenses compared to a reverse stock split, including higher legal costs and other transactional expenses, in addition to uncertainty in whether such transaction would result in less than 300 stockholders of record. The Company has revised the disclosure on page 15 of the Amended Proxy Statement to clarify this point.

Fairness of the Reverse Stock Split, page 15

6.	We note the disclosure on page 16 that states, “The Board believes the Cash-Out Payment is fair to our stockholders as it is based on the arms-length trading activity as reported on the OTCQB stock exchange.” Elsewhere the disclosure speaks to the likelihood of the Reverse Stock Split resulting in a negative impact on the market price and trading activity of the Common Stock following the Effective Date (see, e.g., “Disadvantages of the Reverse Stock Split” on pages 14-15). Please explain how the Board has been able reasonably to conclude that the Cash-Out Payment will be fair when (i) the Cash-Out Payment is unknown until after the Reverse Stock Split occurs, (ii) by its very nature the Reverse Stock Split is likely to drive down the value of the Cash-Out Payment, (iii) no downside protection in favor of cashed-out shareholders appears to have been built into the pricing mechanism in the event that the market price does indeed decline following the Effective Date, and (iv) there do not appear to be any specific timing constraints associated with the Company’s obligation to effect the sale of the aggregated fractional shares and disburse the Cash-Out Payment.

Response:

The Company respectfully advises the Staff that the Board considered a number of factors in concluding that the Cash-Out Payment is fair to the Cashed-Out Stockholders. In particular, the Company notes to the Staff:

•	While the Cash-Out Payment will not be known until after the reverse stock split occurs, it is entirely speculative whether the trading price of the common stock will be up or down following the reverse stock split. A decline in price is certainly a possibility but it is by no means the assured outcome, especially given the low trading volume of the common stock and the possibility that the reverse stock split and related going private transaction may be viewed favorably in light of the potential benefits described in the proxy statement. The Board thus focused on a “fair process” and determined that an aggregation and sale by an independent party on the established OTCQB market is a fair process for determining the value of the stock.

•	Regardless of the Cash-Out Payment amount, Cashed-Out Stockholders will still receive the CVRs since they will have been stockholders as of the record date. Accordingly, the Cashed-Out Stockholders will retain the potential upside value of the development efforts of the Company’s LipimetiX Development, Inc. joint venture.

•	Given that many of the Cashed-Out Stockholders hold 200 or fewer shares, the brokerage fees to sell such shares will be greater than the price of the shares. However, when the fractional interests are aggregated and sold by Computershare, there will be brokerage fees, but those fees should be proportionally much less for the affected stockholders.

With respect to the disclosure of timing constraints associated with the Company’s obligation to effect the sale of the aggregated fractional shares and to disburse the Cash-Out Payment, the Company has added additional language on pages 4 and 12 of the Amended Proxy Statement to clarify that the Company expects that its exchange agent will conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock.

The Company notes to the Staff that the proposed reverse stock split is anticipated to affect less than 400,000 shares of the Company’s outstanding shares of common stock, or less than .7% of the shares outstanding, and the affected shares have a market value, at market close on June 27, 2019, of less than $10,000. A holder of 999 shares, the maximum amount for an individual holder that would become a Cashed-Out Stockholder, would have stock with a value at June 27, 2019 of less than $24 affected by the transaction.

The Company further notes to the Staff that the Company has disclosed to stockholders on pages 12 through 13 and 17 of the Amended Proxy Statement that if a particular stockholder does not hold sufficient shares of pre-split common stock to receive at least one post-split share of common stock, such stockholder can purchase a sufficient number of shares of common stock so that they would hold at least 1,000 shares of common stock prior to the implementation of the reverse stock split. Thus, any potential Cashed-Out Stockholder has the opportunity to purchase a few more shares for an investment of less than $24 to avoid the Cash-Out Payment.

In light of the factors described above and the particular circumstances of the Company and its business, the Board was able reasonably to conclude that the Cash-Out Payment is fair.

Trading Market and Price, page 19

7.	Please provide trading information for the first and second quarters of 2019.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the additional trading information on page 19 of the Amended Proxy Statement.

Form of Proxy

8.	Please revise the form of proxy to clearly identify it as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the form of proxy included in the Amended Proxy Statement to identify it as being preliminary.

* * *

Respectively submitted,

/s/ Les M. Taeger

Les M. Taeger

CFO